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8.       ACQUISITION OF OPPENHEIMER GLOBAL ENVIROMENT FUND

         On November 18, 1994, the Fund acquired all of the net assets of Oppenheimer Global Environment Fund, pursuant to an Agreement and Plan of Reorganization approved by the Oppenheimer Global Environment Fund shareholders on November 4, 1994. The Fund issued 1,540,515 shares of beneficial interest, in exchange for the net assets of $27,636,869 (including net unrealized appreciation of $2,684,431), resulting in combined net assets of $174,971,153 on November 18, 1994. The exchange qualified as a tax-free reorganization for federal income tax purposes.